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                               September 22, 2022

       Todd E. Mason
       Partner
       Thompson Hine LLP
       335 Madison Avenue, 12th Floor
       New York, NY 10017

                                                        Re: Navios Maritime
Holdings Inc.
                                                            Schedule TO-I filed
September 14, 2022
                                                            File No. 005-80980

       Dear Mr. Mason:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-I filed September 14, 2022

       General

   1. Please provide an analysis supporting the apparent conclusion that Rule 13e-3 is inapplicable to the
Offer. In this regard we note, among other disclosure, multiple references in the Offer
to Purchase to the possibility of the ADSs being delisted.
   2. Rule 13e-4(f)(3) states that when an issuer "makes a tender offer for less than all of the outstanding securities
of a class," then the securities tendered must be purchased on a pro rata basis according to
the number of securities tendered by each holder. The offer
                                                        appears to be
impermissibly structured using a single proration pool for both Series G
                                                        ADSs and Series H ADSs.
Please restructure as two separate offers, or advise.
   3. Please attach as an exhibit any letter of transmittal that is being used in connection with the Offer. If the only
such letter being used is that which is included in Exhibit (a)(1)(C), please confirm.
   4. We note that you have incorporated by reference the issuer's financial statements included
 Todd E. Mason
FirstName
Thompson LastNameTodd    E. Mason
          Hine LLP
Comapany 22,
September NameThompson
              2022        Hine LLP
September
Page 2    22, 2022 Page 2
FirstName LastName
         in its periodic reports as permitted by Instruction 3 to Item 10 of Schedule TO. However,
         you must provide at least the summary financial statements required by
Item 1010(c) of
         Regulation M-A in the disclosure document disseminated to target security holders. See
         Instruction 6 to Item 10 of Schedule TO and the Third Supplement to the Division of
         Corporation Finance's Manual of Publicly Telephone Interpretations (July 2001)
         at Section I.H.7.
5. A tender offer subject to Rule 13e-4 must be available to all subject security holders. This offer appears to be made only to holders of ADSs of Series G Preferred and Series H
         Preferred. Please revise to clarify that holders of the underlying classes of preferred shares may participate, or advise.
Offer to Purchase
Summary Term Sheet, page 3

6. Please delete or clarify the reference to "earlier terminated" on page 4 to avoid any impression that (i) a valid offer could last fewer than 20 business days or (ii) that the offer could be terminated other than in connection with the non-satisfaction of an offer condition. Relatedly, clarify the wording at the bottom of page 12 to avoid the latter impression.
Risks Associated with the Offer, page 12

7. We note the following disclosure on page 12: "Even if the Offer is consummated, it may not be consummated on the schedule described herein. Accordingly, holders of Series G
         ADSs and Series H ADSs participating in the Offer may have to wait longer than expected to receive their cash, during which time such holder will not be able to effect transfers or sales of their Series G ADSs and Series H ADSs that were tendered in the Offer." Other statements in the Offer to Purchase also appear to call into question the ability of the
         Company to meet the prompt payment requirement of Rule 14e-1(c), notwithstanding references acknowledging the applicability of such provision in the Offer to Purchase.
         Please therefore supplementally provide a legal analysis regarding the Company's ability to comply with Rule 14e-1(c). In addition, revise the quoted language to avoid implying that payment for tendered securities will not be made promptly after expiration, as required by that Rule.
Market Price and Dividend Information, page 28

8. At the bottom of page 28, please change the reference from "Series H Preferred" to
         "Series H ADSs."

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Todd E. Mason
Thompson Hine LLP
September 22, 2022
Page 3

         Please direct any questions to David Plattner at 202-551-8094.



FirstName LastNameTodd E. Mason                              Sincerely,
Comapany NameThompson Hine LLP
                                                             Division of
Corporation Finance
September 22, 2022 Page 3                                    Office of Mergers
and Acquisitions
FirstName LastName